UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 12, 2024

EASTERN BANKSHARES, INC.

(Exact Name of Registrant as Specified in Charter)

Massachusetts	001-39610	84-4199750
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

125 High Street
Boston, Massachusetts	02110
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (617) 897-1100

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the Registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	EBC	Nasdaq Global Select Market

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Introductory Note

This Current Report on Form 8-K is being filed in connection with the consummation of the transactions contemplated by that certain Agreement and Plan of Merger, dated September 19, 2023 (the “Merger Agreement”), by and among Eastern Bankshares, Inc. (the “Company”), Cambridge Bancorp (“Cambridge”), Citadel MS 2023, Inc. (“Merger Sub”), Cambridge Trust Company (“Cambridge Trust”) and Eastern Bank (“Eastern Bank”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions set forth in the Merger Agreement, among other things, (i) Merger Sub merged with and into Cambridge, with Cambridge continuing as the surviving entity (the “Merger” and the effective time of the Merger of 11:57 p.m. (Eastern Daylight Time) on July 12, 2024, the “Effective Time”), (ii) immediately after the Merger, Cambridge merged with and into the Company, with the Company continuing as the surviving entity (the “Holdco Merger”) and (iii) immediately following the Holdco Merger, Cambridge Trust merged with and into Eastern Bank, with Eastern Bank continuing as the surviving entity (the “Bank Merger,” the Merger, and the Holdco Merger are collectively referred to as the “Transactions”).

Item 2.01	Completion of Acquisition or Disposition of Assets.

On July 12, 2024, shortly before midnight, the Company and Eastern Bank completed the Transactions. Pursuant to the Merger Agreement, at the Effective Time, each share of common stock, par value $1.00 per share, of Cambridge (“Cambridge Common Stock”) outstanding immediately prior to the Effective Time was converted into the right to receive 4.956 shares (the “Exchange Ratio”) of common stock, par value $0.01 per share, of the Company (“Company Common Stock”). Cash will be paid in lieu of fractional shares of Company Common Stock. (The Exchange Ratio and any cash in lieu of fractional shares is collectively referred to as the “Merger Consideration.”)

As of the Effective Time, each restricted stock unit with respect to Cambridge Common Stock (“Cambridge RSU”) that was then-outstanding was assumed and converted into a restricted stock unit with respect to Company Common Stock (“Company RSU”), with the number of shares of Company Common Stock subject to such Company RSU equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge Common Stock subject to such Cambridge RSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

As of the Effective Time, each award of restricted shares of Cambridge Common Stock (“Cambridge RSA”) that was then-outstanding was assumed and converted into an award of restricted shares of Company Common Stock with time-based vesting (“Company RSA”), with the number of restricted shares of Company Common Stock subject to such Company RSA equal to the product (rounded up to the nearest whole number) of (i) the number of shares of Cambridge Common Stock subject to such Cambridge RSA as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

As of the Effective Time, each performance stock unit with respect to Cambridge Common Stock (“Cambridge PRSU”) that was then-outstanding was assumed and converted into a restricted stock unit with respect to Company Common Stock with time-based vesting (“Company RSU”), with the number of shares of Company Common Stock subject to such Company RSU equal to the product (rounded up to the nearest whole number) of (i) the target number of shares of Cambridge Common Stock subject to such Cambridge PRSU as of immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio.

As a result of the Merger, Cambridge shareholders will receive an aggregate of approximately 39.2 million shares of Company Common Stock.

The foregoing description of the Transactions does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which was filed as Exhibit 2.2 to the Company’s Current Report on Form 8-K filed on September 19, 2023, the terms of which are incorporated herein by reference.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Compensation Updates and Equity Award Conversions for Denis K. Sheahan

On September 19, 2023, the Company filed a Current Report on Form 8-K (the “Original 8-K”) reporting the appointment of Denis K. Sheahan, the then Chairman, President, and Chief Executive Officer of Cambridge as Chief Executive Officer of the Company, effective upon and subject to the completion of the Transactions. On July 1, 2024, the Company amended the Original 8-K pursuant to that certain Current Report on Form 8-K/A (the “Amended 8-K”) to summarize Mr. Sheahan’s compensation arrangements with Eastern Bank that commenced as of the Effective Time.

The following table sets forth the number of shares of Company Common Stock subject to Mr. Sheahan’s equity awards that the Company assumed in connection with the Transactions (collectively, the “Assumed Equity Awards”):

Type of Assumed Equity Award	Number of Shares of Company Common Stock Subject to Assumed Equity Award
Company RSU	45,783
Company RSA	0
Company RSU (former Cambridge PRSU)	75,940

The description of Mr. Sheahan’s Assumed Equity Awards in this Current Report on Form 8-K is qualified in its entirety by reference to the summary of Mr. Sheahan’s Assumed Equity Awards that will be attached as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2024, and is incorporated herein by reference.

Appointment of New Chief Financial Officer

As previously announced, James B. Fitzgerald, the principal financial officer of the Company, notified the Company’s Chief Executive Officer and the Audit Committee of its Board of Directors on April 24, 2024, that he planned to transition from his roles as Chief Financial Officer, Chief Administrative Officer and Treasurer of the Company effective upon the appointment and commencement of employment of his successor.

On July 15, 2024, the Company announced the appointment of R. David Rosato as its Chief Financial Officer. Mr. Rosato is expected to commence his role with the Company effective August 1, 2024. Mr. Fitzgerald will continue serving the Company in an advisory capacity for an interim period to assist with the transition.

Mr. Rosato brings to the Company over three decades of experience in the financial services industry. He most recently served as Senior Executive Vice President and Chief Financial Officer of Berkshire Hills Bancorp, Inc. and Berkshire Bank (collectively, “Berkshire’) from February 2023 to June 2024. Prior to Berkshire, he worked at People’s United Financial, Inc. for 15 years, where he served as its Chief Financial Officer until its acquisition by M&T Bank Corporation in 2022. Mr. Rosato also previously worked at Webster Financial Corporation, where he served as its Treasurer. He currently serves on the board of Returned.com, which provides consumers AI-powered commerce solutions, and the NASDAQ Exchange Boards. He also previously served on the board of the Federal Home Loan Bank of Boston, where he chaired its Finance Committee. He received a bachelor’s degree in business and economics and an MBA from the University of Maryland and is a Chartered Financial Analyst (CFA).

Mr. Rosato’s Compensation Arrangements

In connection with his employment, Mr. Rosato will be paid an annual base salary of $550,000. He will also be eligible to receive a short-term cash incentive award through the Company’s Management Incentive Plan at a target level of 65% of his eligible annual base salary, based on performance. In addition, he will be eligible to receive a long-term equity incentive award through participation in the Eastern Bankshares, Inc. 2021 Equity Incentive Plan at a target level of 100% of his annual base salary. The Company anticipates that 60% of the long-term equity incentive grant will be comprised of performance share units, calculated at the end of a three-year vesting period, and the other 40% will be time-based restricted stock units that will vest annually in three equal tranches, subject to continued employment. He will also be eligible for an auto allowance of $8,400 annually.

Following his commencement of service, Mr. Rosato will also receive a one-time award of restricted stock in the amount of $350,000, which is expected to be awarded in the third quarter of 2024 and to vest annually in three equal tranches, subject to continued employment. This award will be subject to accelerated vesting if the Company terminates Mr. Rosato’s employment, other than for cause, in the first two years of his employment. He will also receive a cash award of $200,000, payable approximately 90 days following his date of hire. Mr. Rosato will be entitled to participate in the Company’s employment benefits and retirement plans. As further summarized below, Mr. Rosato has also entered a change in control agreement.

Mr. Rosato’s Change in Control Agreement

Mr. Rosato’s change in control agreement provides that if, during a potential change in control period or within 18 months after the consummation of a change in control, Mr. Rosato’s employment is involuntarily terminated for reasons other than for cause, disability or death (as such terms are defined in Mr. Rosato’s change in control agreement), or Mr. Rosato voluntarily resigns for good reason, Mr. Rosato would be entitled to a lump sum severance payment in an amount equal to two times (a) his base salary in effect immediately before termination (or if greater, immediately before the change in control), plus (b) the greater of Mr. Rosato’s targeted annual bonus for the year in which the termination occurred and the average of Mr. Rosato’s bonuses for the 3 years immediately preceding the year in which the termination occurred. Such payment must be paid within 60 days following his date of termination. Additionally, if Mr. Rosato participated in the health and dental plans immediately before termination and elected COBRA, Mr. Rosato would be entitled to a monthly cash payment for 18 months or the executive’s COBRA health continuation period, whichever ends earlier, in the amount equal to the employer-monthly contributions that the Company and Eastern Bank would have paid to provide health and dental insurance to Mr. Rosato. In exchange for the lump sum payment and other benefits described above, Mr. Rosato’s change in control agreement provides for certain restrictive covenant obligations, which include a non-solicitation covenant for 24 months following his termination of employment, and Mr. Rosato would be subject to a non-compete for the 12-month period following his termination of employment. Receipt of payments and benefits under the Mr. Rosato’s change in control agreement are contingent upon Mr. Rosato’s timely execution of a release of claims. Mr. Rosato’s change in control agreement contains a best after-tax Internal Revenue Code Section 280G provision, which provides that payment required under his agreement will be reduced to the extent necessary to avoid penalties under Section 280G of the Internal Revenue Code if such reduction would result in a higher after-tax amount to the executive.

The foregoing summary of Mr. Rosato’s offer letter and change in control agreement are not complete and are qualified in their entirety by reference to the full text of the offer letter and agreement, which are attached, respectively, as Exhibit 99.1 and 99.2 to this Form 8-K and are incorporated by reference in their entirety.

There are no arrangements between Mr. Rosato and any other persons pursuant to which he was appointed to serve as the Company’s Chief Financial Officer. There are no family relationships between Mr. Rosato and any director or executive officer of the Company, and he has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Item 7.01	Regulation FD Disclosure.

On July 15, 2024, the Company issued a press release announcing that the Company and the Bank had completed the Transactions, effective shortly before midnight (EDT) on July 12, 2024, and announcing the appointment of Mr. Rosato as the Company’s Chief Financial Officer. A copy of the press release is furnished as Exhibit 99.3 to this Form 8-K.

The information furnished in this Item 7.01, including Exhibit 99.1, is being furnished and not filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended (“Exchange Act”), and shall not be subject to the liabilities under that Section and nor be deemed to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Business Acquired

Historical financial statements of Cambridge Bancorp will be filed by amendment to this Current Report on Form 8-K (this “Report”) no later than 71 days following the date that this Report is required to be filed.

(b)	Pro Forma Financial Information

Pro forma financial information will be filed by amendment to this Report no later than 71 days following the date that this Report is required to be filed.

(d)	Exhibits

The following exhibits are included with this Report:

Exhibit	Description

2.1	Agreement and Plan of Merger by and among Eastern Bankshares, Inc., Eastern Bank, Citadel MS 2023, Inc., Cambridge Bancorp and Cambridge Trust Company, dated as of September 19, 2023, incorporated herein by reference to Exhibit 2.2 to Form 8-K filed on September 19, 2023

2.2	Amendment No. 1 to Agreement and Plan of Merger by and among Eastern Bankshares, Inc., Eastern Bank, Citadel MS 2023, Inc., Cambridge Bancorp and Cambridge Trust Company, dated as of July 2, 2024

99.1	Offer Letter, dated June 28, 2024, between Eastern Bank and R. David Rosato

99.2	Change in Control Agreement, effective August 1, 2024, among Eastern Bankshares, Inc., Eastern Bank and R. David Rosato

99.3	Press Release dated July 15, 2024

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EASTERN BANKSHARES, INC.

DATE: July 15, 2024	By:	/s/ James B. Fitzgerald
	Name:	James B. Fitzgerald
	Title:	Chief Financial Officer

Exhibit 2.2

Execution Version

AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER

This AMENDMENT NO. 1 TO AGREEMENT AND PLAN OF MERGER (the “Amendment”), dated effective as of July 2, 2024, is by and among Eastern Bankshares, Inc. (“Buyer”), Citadel MS 2023, Inc., a wholly-owned subsidiary of Buyer (“Merger Sub”), Eastern Bank, a wholly-owned subsidiary of Buyer (“Buyer Bank”), Cambridge Bancorp (“Company”), and Cambridge Trust Company, a wholly-owned subsidiary of Company (“Company Bank” and, together with Buyer, Merger Sub, Buyer Bank and Company, the “Parties”). Defined terms used herein and not otherwise defined herein shall have the meanings given to them in the Agreement (as defined below).

BACKGROUND STATEMENTS

A. The Parties previously entered into that certain Agreement and Plan of Merger, dated as of September 19, 2023 (the “Agreement”);

B. Pursuant to Section 10.02 of the Agreement, the Agreement may be amended or modified at any time by an agreement in writing among the Parties executed in the same manner as the Agreement; and

C. The Parties now wish to amend the Agreement to revise the measurement date for actual Company performance as it pertains to the 2022-2023 Company PRSUs in the manner set forth below.

In consideration of the mutual agreements set forth herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree to amend the Agreement as follows:

1. Amendment regarding Measurement Date for Actual Company Performance for Conversion of 2022-2023 Company PRSUs. The second sentence of Section 2.07(b)(ii) of the Agreement is hereby amended by deleting it in its entirety and replacing it as follows:

“As soon as practicable after the Effective Time, Buyer shall offer to each holder of such Buyer PRSU the opportunity to exchange such Buyer PRSU for a Buyer RSU either (i) with respect to a number of shares of Buyer Common Stock equal to the number of shares of Buyer Common Stock subject to such Buyer PRSU as of the Effective Time, provided, that such Buyer RSU shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Buyer PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) shall have the same settlement date as the Buyer PRSU that it replaces and (3) shall not have any dividend equivalent rights with respect thereto or (ii) with respect to a number of shares of Buyer Common Stock determined based on measurement of actual performance through March 31, 2024, provided, that such Buyer RSU shall be subject to (1) the same termination terms, deferral elections and other terms and restrictions as the applicable Buyer PRSU was subject to as of the Effective Time (excluding the performance conditions), (2) shall have the same settlement date as the Buyer PRSU that it replaces and (3) shall have the same entitlement to receive on the vesting date of the Buyer RSU a payment, in cash or shares of Buyer Common Stock at Buyer’s election, equal to the cumulative dollar amount of dividends the holder would have received with respect to the 2022-2023 Company PRSUs if the holder had been the actual record owner of the underlying Company Common Stock on each dividend record date from the grant date through the Effective Time.”

2. Binding Effect. This Amendment shall inure to the benefit of, and be binding upon, each of the Parties and each of their respective assigns, heirs or other successors in interest, and any other party to the Agreement. Except as expressly amended hereby, all of the terms and provisions of the Agreement are and shall remain in full force and effect. This Amendment together with the Agreement and all attachments thereto constitute the entire agreement among the parties with respect to the subject matter hereof and thereof and supersede all previous written or oral understandings between the parties.

3. Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method, and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Remainder of page intentionally left blank; signature page to follow]

2

Execution Version

IN WITNESS WHEREOF, each of the parties has executed this Amendment as an instrument under seal as of the date first written above.

BUYER:	EASTERN BANKSHARES, INC.

	By:	/s/ Robert F. Rivers
	Name:	Robert F. Rivers
	Title:	Chief Executive Officer

MERGER SUB:	CITADEL MS 2023, INC.

	By:	/s/ Quincy L. Miller
	Name:	Quincy L. Miller
	Title:	President

BUYER BANK:	EASTERN BANK

	By:	/s/ Robert F. Rivers
	Name:	Robert F. Rivers
	Title:	Chief Executive Officer

COMPANY:	CAMBRIDGE BANCORP

	By:	/s/ Denis K. Sheahan
	Name:	Denis K. Sheahan
	Title:	President and Chief Executive Officer

COMPANY BANK:	CAMBRIDGE TRUST COMPANY

	By:	/s/ Denis K. Sheahan
	Name:	Denis K. Sheahan
	Title:	President and Chief Executive Officer

[Signature Page to Amendment No. 1 to Agreement and Plan of Merger]

Exhibit 99.1

June 28, 2024

Robert David Rosato

14 Otis Street

Needham, MA 02492

Dear David,

We are delighted to offer you the position of Chief Financial Officer, reporting to Denis Sheahan, starting August 1, 2024. Your compensation will be paid at a bi-weekly rate of $21,153, which equates to approximately $550,000 annually.

In addition to your core compensation, you will be eligible to participate in the Management Incentive Plan (MIP) at a target of 65% of your eligible annual base salary (prorated for 2024). Incentive payments under this program are based on the Company’s performance against pre-established measures, as well as your individualized performance. To be eligible for a payout, you must be employed with Eastern Bank at the time of payout. This is only a brief summary of the MIP. More specific information is contained in the Plan Document, which governs the administration of the Plan. You will also be eligible for an auto allowance of $8,400 per year, paid in each paycheck.

You will also be eligible to participate in the Eastern Bankshares, Inc. 2021 Equity Incentive Plan at a target of 100% of your annual base salary. Equity awards are normally granted each March, and we anticipate that your first award would be granted in the third quarter of 2024. We anticipate that 60% of this equity grant will be comprised of performance share units, calculated at the end of the 3-year vesting period. The remaining 40% of your Equity Award would be in time-vested RSUs to vest annually in three equal tranches, subject to your continued employment with Eastern.

As part of your transition to Eastern, we are also excited to offer you the following:

•

a special, one-time Restricted Stock Award of $350,000, also to be awarded in the third quarter of 2024, to vest annually in three equal tranches, subject to your continued employment with Eastern. The award agreement will specify that the shares will be subject to accelerated vesting if the Company terminates your employment for any reason other than cause in the first two years of your employment; and

•	a cash lump sum of $200,000, which is payable approximately 90 days following your date of hire.

In connection with this offer, you will also be offered the opportunity to enter into a Change in Control Agreement with Eastern, which is attached.

As an Eastern employee, we want you to feel supported by Eastern as much as you work to support our customers, colleagues, and communities. Providing you with high quality benefits is one way we show you that you are important to us. You will be eligible for all that’s Good at Eastern, including comprehensive health, life, disability, and retirement programs. Included with this offer letter is the 2024 Employee Benefits Overview. The overview describes the various benefit programs that will be available to you.

David, we look forward to working with you as a member of the Eastern team. Please feel free to contact me if you have any questions.

Very truly yours,

/s/ Kathleen C. Henry
Kathy Henry
General Counsel and CHRO

Acknowledged and Accepted:

/s/ David Rosato	July 10, 2024
David Rosato	Date

Exhibit 99.2

CHANGE IN CONTROL AGREEMENT

This Change in Control Agreement (this “Agreement”) is effective as of the 1st day of August, 2024, by and among Eastern Bankshares, Inc., a Massachusetts corporation (“Eastern Bankshares”), its wholly-owned subsidiary, Eastern Bank, a Massachusetts-chartered bank (the “Bank”), and David Rosato (the “Executive”), residing in Massachusetts. Eastern Bankshares and the Bank are sometimes referred to collectively in this Agreement as “Eastern”. Eastern and the Executive are sometimes referred to individually in this Agreement as a “Party” and collectively as the “Parties”.

1. Purpose. Eastern considers it essential to the best interests of its shareholders to promote and preserve the continuous employment of key management personnel. The boards of directors of the Bank and Eastern Bankshares (collectively, the “boards”) recognize that, as is the case with many corporations, the possibility of a Change in Control (as defined in Section 2 hereof) exists and that such possibility, and the uncertainty and questions that it may raise among management, may result in the departure or distraction of key management personnel to the detriment of Eastern and the shareholders of Eastern Bankshares. Therefore, the boards have determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of Eastern’s key management, including the Executive, to their assigned duties without distraction in the face of potentially disturbing circumstances arising from the possibility of a Change in Control. Nothing in this Agreement shall be construed to alter any at-will employment relationship or to create an express or implied contract of employment for a particular term. Except as otherwise agreed in writing between the Executive and Eastern, the Executive shall not have any right to be retained in the employ of Eastern for any particular term.

2. Change in Control; Potential Change in Control. As used in this Agreement:

(a) the term “Parent Company” means Eastern Bankshares or any other entity that is the ultimate holding company of the Bank, controlling, directly or indirectly through one or more intermediaries, a majority of the Voting Securities (as defined below) issued by the Bank.

(b) the term “Combination Counterparty” means Parent Company, or if there is no Parent Company, the term “Combination Counterparty” means the Bank.

(c) the term “Change in Control” means the consummation by Eastern, in a single transaction or series of related transactions, of any of the following events:

(i) the merger, consolidation or other business combination or similar reorganization of Parent Company or the Bank, whether in one or a series of related steps (the “Combination”), if, immediately following the effectiveness of the Combination, either (A) less than two-thirds of the board of directors or other governing body (the “Surviving Board”) of the entity paying the transaction consideration in such Combination, whether cash and/or securities, is composed of individuals who, immediately prior to effectiveness of the Combination, were serving on the board of directors or other governing body of the Combination Counterparty, or (B) less than sixty percent (60%) of the combined voting power of the securities having the right to vote in an election of the Surviving Board is beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, by persons who, immediately prior to effectiveness of such Combination, were shareholders of the Combination Counterparty; or

(ii) a person or persons acting in concert, other than Parent Company, has or have become the “beneficial owner” (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of twenty-five percent (25%) or more of the combined voting power of the securities having the right to vote in an election of the board of directors of Parent Company or the Bank (“Voting Securities”); provided, however, that this clause (ii) shall not apply to beneficial ownership of Eastern Bankshares or the Bank’s Voting Securities held by an entity of which Parent Company directly or indirectly beneficially owns fifty percent (50%) or more of its outstanding Voting Securities; or

(iii) during any period of two consecutive years, individuals who constitute the board of directors of Parent Company (or, if Parent Company ceases to be the beneficial owner (as defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended), directly or indirectly, of a majority of the Voting Securities of the Bank, the Bank) at the beginning of such two-year period cease for any reason to constitute at least a majority of the board of directors of Parent Company or the Bank, as applicable; provided, however, that for purposes of this sentence, an individual shall be deemed to have been a trustee or director at the beginning of such period if such individual was elected, or nominated for election, by the board of directors of Parent Company or the Bank, as applicable, by a vote of at least two- thirds of the directors who were directors at the beginning of the two-year period or were so elected or nominated by such directors; or

(iv) the sale of all or substantially all of the assets of Parent Company or the Bank to any person, group or entity; or

(v) any other transaction that the board of directors or other governing body of Parent Company or, if there is no Parent Company, the Bank determines, whether before or after a Potential Change in Control, constitutes a Change in Control for purposes of this Agreement.

(d) the term “Potential Change in Control” means the occurrence of any of the following events:

(i) Parent Company or the Bank enters into an agreement, the consummation of which would result in the occurrence of a Change in Control; or

(ii) the board of directors or other governing body of Parent Company or, if there is no Parent Company, the Bank adopts a resolution to the effect that, for purposes of this Agreement, a Potential Change in Control has occurred.

3. Terminating Event; Cause; Good Reason; Disability. As used in this Agreement:

(a) the term “Terminating Event” means the occurrence, (x) if a Potential Change in Control has occurred and is continuing, or (y) within eighteen (18) months after a Change in Control, of (i) termination of the Executive’s employment by Eastern for any reason other than death, Disability (as defined in this Section), or Cause (as defined in this Section), or (ii) resignation of the Executive from the employ of Eastern for Good Reason (as defined in this Section);

(b) the term “Cause” means any one or more of the following:

(i) a material act of willful misconduct by the Executive in connection with the performance of her duties, including, without limitation, misappropriation of funds or property of Eastern; or

(ii) the conviction of the Executive for, or plea of nolo contendere by the Executive to, any felony or a misdemeanor involving deceit, dishonesty, or fraud; or

(iii) the commission by the Executive of any misconduct, whether or not related to Eastern or any of its affiliates, that has caused, or would reasonably be expected to cause, material detriment or damage to Eastern’s or any of its affiliates’ reputation, business operation or relation with its employees, customers, vendors, suppliers or regulators; or

(iv) continued, willful and deliberate non-performance by the Executive of her duties (other than by reason of the Executive’s physical or mental illness, incapacity or disability) that has continued for more than thirty (30) days following written notice providing the details of such non-performance from the Chairman or the Chief Executive Officer of Parent Company or the Bank, as the case may be; or

(v) willful failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by Eastern to cooperate, or the deliberate destruction of or deliberate failure to preserve documents or other materials that the Executive should reasonably know to be relevant to such investigation, after being instructed by Eastern to preserve such documents, or the willful inducement of others to fail to cooperate or to fail to produce documents or other materials; or

(vi) removal or prohibition of the Executive from participating in the conduct of Eastern’s affairs by order issued under applicable law and regulations by a federal or state banking agency having authority over Eastern;

(c) the term “Good Reason” means that an Executive has complied with the “Good Reason Process” following the occurrence of any of the following events:

(i) a material diminution, not consented to by the Executive, in the Executive’s responsibilities, authorities or duties, from the responsibilities, authorities or duties exercised by the Executive as of immediately prior to a Potential Change in Control; or

(ii) any material reduction in the Executive’s annual compensation or benefits, as in effect immediately prior to a Potential Change in Control or as the same may be increased from time to time thereafter, except for across-the-board reductions similarly affecting all or substantially all of Eastern’s executive officers; or

(iii) the relocation of the Eastern offices at which the Executive is principally employed as of the date hereof (the “Current Offices”) to any other location more than 25 miles from the Current Offices, or the requirement by Eastern for the Executive to be based at a location more than 25 miles from the Current Offices, except for required travel on Eastern’s business to an extent substantially consistent with the Executive’s business travel obligations during the twelve (12)- month period immediately preceding the Change in Control; or

(iv) any material breach of this Agreement by Eastern, including without limitation the failure of Parent Company or the Bank to obtain a satisfactory agreement from any successor to fully assume such entity’s obligations and to perform under this Agreement, as contemplated in Section 15(c) hereof, in a form reasonably acceptable to the Executive;

(d) the term “Good Reason Process” means that (i) the Executive reasonably determines in good faith that a Good Reason condition has occurred; (ii) the Executive notifies Eastern in writing of the occurrence of the Good Reason condition within sixty (60) days of the Executive having a reasonable basis to conclude that a Good Reason condition has occurred; (iii) the Executive cooperates in good faith with Eastern’s efforts, for a period not less than thirty (30) days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the Executive terminates her employment within sixty (60) days after the end of the Cure Period, provided, however, that if Eastern cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred; and

(e) the term “Disability” means any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than twelve (12) months that renders the Executive unable to engage in any substantial gainful activity.

4. Change in Control Payment. If a Terminating Event occurs, subject to the Executive signing a separation agreement, in substantially the form attached as Exhibit A (the “Separation Agreement and Release”), and the Separation Agreement and Release becoming irrevocable, all within sixty (60) days after the Date of the Termination, then the following shall occur:

(a) Eastern shall pay to the Executive an amount equal to the sum of two (2) times (i) the Executive’s annual base salary in effect immediately prior to the Terminating Event (or the Executive’s annual base salary in effect immediately prior to the Change in Control, if greater), plus (ii) the greater of (x) the Executive’s targeted annual bonus for the year in which the Termination Event occurs and (y) the average of the Executive’s bonuses for the three (3) years immediately preceding the year in which the Termination Event occurs, payable in one lump-sum payment, less applicable tax withholdings, within sixty (60) days following the Date of Termination (as hereinafter defined); and

(b) if the Executive was participating in Eastern’s group health and dental plans immediately prior to the Executive’s termination and elects COBRA health continuation, then Eastern shall pay to the Executive a monthly cash payment for eighteen (18) months or the Executive’s COBRA health continuation period, whichever ends earlier, in an amount equal to the monthly employer contribution that Eastern would have made to provide health and dental insurance to the Executive if the Executive had remained employed by Eastern. Eastern shall use commercially reasonable efforts to provide for such payments in a manner that allows the Executive to exclude such payments from income, unless the Executive’s COBRA health continuation period ends prior to the end of the eighteen-month payment period or Eastern reasonably determines such payment to be discriminatory under Section 105(h) of the Internal Revenue Code of 1986, as amended (the “Code”).

Notwithstanding the foregoing, if a court of competent jurisdiction or an arbitrator determines that during her employment or within twenty-four (24) months thereafter, the Executive willfully and materially failed to substantially comply with any restrictive covenant contained in the Separation Agreement and Release or willfully and materially failed to substantially comply with any material obligation under this Agreement, the Executive shall be obligated promptly to refund the net amount of any payments or benefits paid or provided under the terms of this Agreement after payment of all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the payments, such net amount to be determined by taking into account any federal, state, or local income, excise, or employment tax benefits or relief available to the Executive as a result of such repayment. Eastern may take appropriate legal action to seek to recover any such payments and benefits from the Executive or her estate.

5. Additional Limitation.

(a) Anything in this Agreement to the contrary notwithstanding, in the event that the amount of any compensation, payment, or distribution by Eastern to or for the benefit of the Executive, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code and the applicable regulations thereunder (the “Aggregate Payments”), would be subject to the excise tax imposed by Section 4999 of the Code, then the Aggregate Payments shall be reduced (but not below zero) so that the sum of all of the Aggregate Payments shall be $1.00 less than the amount at which the Executive becomes subject to the excise tax imposed by Section 4999 of the Code; provided that such reduction shall only occur if it would result in the Executive receiving a higher After Tax Amount (as defined below) than the Executive would receive if the Aggregate Payments were not subject to such reduction. In such event, the Aggregate Payments shall be reduced in the following order, in each case, in reverse chronological order beginning with the Aggregate Payments that are to be paid the furthest in time from the consummation of the transaction that is subject to Section 280G of the Code: (1) cash payments not subject to Section 409A of the Code; (2) cash payments subject to Section 409A of the Code; (3) equity-based payments and acceleration; and (4) non-cash forms of benefits; provided that in the case of all the foregoing Aggregate Payments all amounts or payments that are not subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c) shall be reduced before any amounts that are subject to calculation under Treas. Reg. §1.280G-1, Q&A-24(b) or (c).

(b) For purposes of this Section 5, the “After Tax Amount” means the amount of the Aggregate Payments less all federal, state, and local income, excise and employment taxes imposed on the Executive as a result of the Executive’s receipt of the Aggregate Payments. For purposes of determining the After Tax Amount, the Executive shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the determination is to be made, and state and local income taxes at the highest marginal rates of individual taxation in each applicable state and locality, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes.

(c) The determination as to whether a reduction in the Aggregate Payments shall be made pursuant to Section 5(a) shall be made by a nationally recognized accounting firm selected by Eastern (the “Accounting Firm”), which shall provide detailed supporting calculations both to Eastern and the Executive within fifteen (15) business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by Eastern or the Executive. Any determination by the Accounting Firm shall be binding upon Eastern and the Executive.

6. Section 409A.

(a) Anything in this Agreement to the contrary notwithstanding, if at the time of the Executive’s “separation from service” within the meaning of Section 409A of the Code, Eastern determines that the Executive is a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that the Executive becomes entitled to under this Agreement on account of the Executive’s separation from service would be considered deferred compensation subject to the twenty percent (20%) additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (i) six (6) months and one (1) day after the Executive’s separation from service, and (ii) the Executive’s death.

(b) The Parties intend that this Agreement will be administered in accordance with Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder comply with Section 409A of the Code. The Parties agree that this Agreement may be amended, as reasonably requested by either Party, and as may be necessary to fully comply with Section 409A of the Code and all related rules and regulations in order to preserve the payments and benefits provided hereunder without additional cost to either Party.

(c) All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by Eastern or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(d) To the extent that any payment or benefit described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon the Executive’s termination of employment, then such payments or benefits shall be payable only upon the Executive’s “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h).

(e) Eastern makes no representation or warranty and shall have no liability to the Executive or any other person if any provisions of this Agreement are determined to constitute non-qualified deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

7. Term. This Agreement shall take effect on the date first set forth above and shall terminate on the earliest of (i) the termination of the Executive’s employment prior to a Change in Control for any reason other than the occurrence of a Terminating Event, (ii) the termination of the Executive’s employment after a Change in Control for any reason other than the occurrence of a Terminating Event, and (iii) the date which is eighteen (18) months after a Change in Control if the Executive is then still employed by Eastern. For purposes of this Section, notification via email shall constitute written notification.

8. Withholding. All payments made by Eastern to the Executive under this Agreement shall be net of any tax or other amounts required to be withheld by Eastern under applicable law.

9. Notice and Date of Termination.

(a) Notice of Termination. During the term of this Agreement, any purported termination of the Executive’s employment (other than by reason of death) shall be communicated by written Notice of Termination from one Party hereto to the other Party hereto in accordance with this Section 9. For purposes of this Agreement, a “Notice of Termination” shall mean a notice which shall indicate the specific termination provision in this Agreement relied upon.

(b) Date of Termination. “Date of Termination” shall mean: (i) if the Executive’s employment is terminated by her death, the date of her death; (ii) if the Executive’s employment is terminated on account of the Executive’s Disability or by Eastern with Cause, the date on which Notice of Termination is given; (iii) if the

Executive’s employment is terminated by the Executive without Good Reason or by Eastern without Cause, thirty (30) days after the date on which a Notice of Termination is given, and (iv) if the Executive’s employment is terminated by the Executive with Good Reason, the date on which a Notice of Termination is given after the end of the Cure Period. Notwithstanding the foregoing, in the event that the Executive gives a Notice of Termination to Eastern, Eastern may unilaterally accelerate the Date of Termination and such acceleration shall not result in a termination by Eastern for purposes of this Agreement.

10. No Mitigation. Eastern agrees that, if the Executive’s employment by Eastern is terminated during the term of this Agreement, the Executive is not required to seek other employment or to attempt in any way to reduce any amounts payable to the Executive by Eastern pursuant to Section 4 hereof. Further, the amount of any payment provided for in this Agreement shall not be reduced by any compensation earned by the Executive as the result of employment by another employer, by retirement benefits, by offset against any amount claimed to be owed by the Executive to Eastern, or otherwise.

11. Arbitration of Disputes. Any controversy or claim arising out of or relating to this Agreement or the breach thereof or otherwise arising out of the Executive’s employment or the termination of that employment (including, without limitation, any claim of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled by arbitration in any forum and form agreed upon by the Parties or, in the absence of such an agreement, under the auspices of the American Arbitration Association (“AAA”) in Boston, Massachusetts in accordance with the Employment Dispute Resolution Rules of the AAA, including, but not limited to, the rules and procedures applicable to the selection of arbitrators. Eastern shall be fully responsible for paying all filing costs, fees and expenses of the AAA and the arbitrator(s). In the event that any person or entity other than the Executive or Eastern may be a Party with regard to any such controversy or claim, such controversy or claim shall be submitted to arbitration subject to such other person or entity’s agreement. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. This Section 11 shall be specifically enforceable. Notwithstanding the foregoing, this Section 11 shall not preclude either Party from pursuing a court action for the sole purpose of obtaining a temporary restraining order or a preliminary injunction in circumstances in which such relief is appropriate; provided that any other relief shall be pursued through an arbitration proceeding pursuant to this Section 11.

12. Consent to Jurisdiction. To the extent that any court action is permitted consistent with or to enforce Section 11 of this Agreement, the Parties hereby consent to the jurisdiction of the Superior Court of the Commonwealth of Massachusetts and the United States District Court for the District of Massachusetts. Accordingly, with respect to any such court action, the Executive (a) submits to the personal jurisdiction of such courts; (b) consents to service of process; and (c) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process.

13. Entire Agreement. Except for the agreements and plans referenced in Section 20 below, which shall continue in full force and effect, this Agreement constitutes the entire agreement between the Parties with respect to the subject matter hereof and supersedes in all respects all prior agreements between the Parties concerning such subject matter.

14. Cooperation Covenant. Both during and after the Executive’s employment, the Executive shall cooperate fully with Eastern and with any legal counsel, expert or consultant Eastern may retain to assist in connection with any judicial proceedings, arbitration, administrative proceeding, governmental investigation, examination, inquiry or internal audit in which Eastern or any of its affiliates, may be or become involved, including full disclosure of all relevant information and truthfully testifying on Eastern’s behalf (or, at the request of Eastern, on behalf of any such affiliate of Eastern) in connection with any such proceeding or investigation. Eastern shall pay all of the Executive’s travel and other reasonable expenses associated with such cooperation, and, in the event the Executive is then no longer employed with Eastern, shall use all commercially reasonable efforts to schedule such cooperation such that it does not conflict with the Executive’s professional or personal commitments. In addition, in the event Executive is no longer employed by Eastern and did not receive payment under this Agreement, Eastern shall pay Executive a reasonable hourly rate for any such cooperation.

15. Assignment; Successors and Assigns.

(a) The Executive may not make any assignment of this Agreement or any interest herein, by operation of law or otherwise, without the prior written consent of Eastern.

(b) This Agreement shall inure to the benefit of and be binding upon Eastern and the Executive, their respective successors, executors, administrators, heirs and permitted assigns. In the event of the Executive’s death prior to the completion by Eastern of all payments due to the Executive under this Agreement, Eastern shall continue such payments to the Executive’s beneficiary designated in writing to Eastern prior to the Executive’s death (or to the Executive’s estate, if the Executive fails to make such designation).

(c) Each of Parent Company, Eastern Bankshares and the Bank shall require its successors (whether direct or indirect, by purchase, merger, consolidation, or otherwise) to all or substantially all of its business and/or assets to expressly assume and agree to perform this Agreement in the same manner and to the same extent that Eastern would be required to perform it if no such succession had taken place. Failure by one or more of Parent Company, Eastern Bankshares and the Bank to obtain such assumption and agreement immediately prior to the effectiveness of any such succession shall constitute a breach of this Agreement and the provisions of Section 3(c)(iv) hereof shall apply. As used in this Agreement, the respective terms “Parent Company”, “Eastern Bankshares” and “the Bank” shall mean any successor to their respective businesses and/or assets that assumes, by operation of law or otherwise, their respective obligations under this Agreement.

16. Enforceability. If any portion or provision of this Agreement shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. The agreement of the Executive contained in Section 14 hereof is of a special, unique and extraordinary character, and the obligations of the Executive set forth therein shall therefore be enforceable both at law and in equity, by injunction or otherwise. The rights and remedies of the Parties hereunder shall be cumulative and not alternative and shall not be exhausted by any one or more uses thereof.

17. Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving Party. The failure of any Party to require the performance of any term or obligation of this Agreement, or the waiver by any Party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

18. Notices. Any notices, requests, demands, and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight currier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with Eastern, or to Eastern at its main office, attention of Chief Executive Officer of the Bank.

19. Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by duly authorized representatives of Eastern.

20. Effect on Other Plans. An election by the Executive to resign after a Change in Control under the provisions of this Agreement shall not be deemed a voluntary termination of employment by the Executive for the purpose of interpreting the provisions of any of Eastern’s benefit plans, programs, or policies. Nothing in this Agreement shall be construed to limit the rights of the Executive under Eastern’ benefit plans, programs or policies except as otherwise provided in Section 4 hereof, and except that the Executive shall have no rights to any severance benefits under any severance pay plan of Parent Company, Eastern Bankshares, or the Bank. If the Executive is party to an agreement with Eastern providing for change in control payments or severance benefits, the Executive may receive payment under this Agreement or such other agreement, but not both. The Executive shall elect the agreement under which the Executive desires to receive severance payments and benefits in the event of a Change in Control.

21. Governing Law; Regulatory Restrictions. This is a Massachusetts contract and shall be construed under and be governed in all respects by the laws of the Commonwealth of Massachusetts, without regard for the conflicts of law principles thereof, and by and subject to any federal law to which Parent Company, Eastern Bankshares or the Bank is subject as an FDIC- insured depository institution or a depository institution holding company. In addition to the foregoing:

(a) In no event shall Eastern be obligated to make any payment pursuant to this Agreement that is prohibited by Section 18(k) of the Federal Deposit Insurance Act (codified at 12 U.S.C. sec. 1828(k)), 12 C.F.R. Part 359, or any other applicable law.

(b) In no event shall Eastern be obligated to make any payment pursuant to this Agreement if:

(i) Parent Company or the Bank is in default as defined in Section 3(x) (12 U.S.C. sec. 1818(x)(1)) of the Federal Deposit Insurance Act, as amended; or

(ii) the FDIC enters into an agreement to provide assistance to or on behalf of Parent Company or the Bank under the authority contained in Section 13(c) (12 U.S.C. sec. 1823(c)) of the Federal Deposit Insurance Act, as amended.

22. Interpretations. Neither this Agreement nor any uncertainty or ambiguity herein shall be construed or resolved against any Party, whether under any rule of construction or otherwise. No Party to this Agreement shall be considered the draftsman. The Parties acknowledge and agree that this Agreement has been reviewed, negotiated, and accepted by each Party and their respective attorneys and shall be construed and interpreted according to the ordinary meaning of the words used so as fairly to accomplish the purposes and intentions of the Parties. Wherever used herein, a pronoun in the masculine gender shall be considered as including the feminine gender unless the context clearly indicates otherwise. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

23. Counterparts; Delivery. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendment or waiver hereto or thereto, may be executed by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file and in one or more counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document. Signatures delivered by facsimile machine or e-mail delivery of a “.pdf” format data file shall have the same effect as originals. No Party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement and any signed agreement or instrument entered into in connection with this Agreement or any amendment or waivers hereto or thereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each Party hereto forever waives any such defense.

24. Allocation of Obligations of Eastern. The obligations of Eastern under this Agreement are intended to be the joint and several obligations of the Bank, Eastern Bankshares and Parent Company, which shall allocate these obligations with each other in a manner agreed upon by them.

25. Acknowledgments of Executive. The Executive acknowledges that the Executive has carefully read this Agreement and understands and agrees to all its terms. The Executive further acknowledges that the Executive has voluntarily entered into this Agreement, that the Executive has not relied upon any representation or statement, written or oral, other than those set forth in this Agreement, and that the Executive has been advised that the Executive should consult with an attorney before signing this Agreement and has had an opportunity to consult with an attorney if the Executive wished to do so.

[Remainder of Page Intentionally Left Blank; Signature Page to Follow]

IN WITNESS WHEREOF, the Parties have executed this Agreement effective on the date and year first above written.

EASTERN BANKSHARES, INC.

By:
Name:	Kathleen C. Henry
Title:	EVP, General Counsel & Corporate Secretary

EASTERN BANK

By:
Name:	Kathleen C. Henry
Title:	EVP, General Counsel, Corporate Secretary & Chief Human Resources Officer

EXECUTIVE

By:	/s/ Robert David Rosato
Name:	Robert David Rosato

[Change in Control Agreement Signature Page]

EXHIBIT A

SEPARATION AGREEMENT AND RELEASE

This Separation Agreement and Release (this “Agreement”) is entered into as of , by and among Eastern Bankshares, Inc., a Massachusetts corporation (“Eastern Bankshares”), its wholly-owned subsidiary, Eastern Bank, a Massachusetts-chartered bank (the “Bank”), and (the “Executive”). Eastern Bankshares and the Bank are sometimes referred to collectively in this Agreement as “Eastern”. Eastern and the Executive are sometimes referred to individually in this Agreement as a “Party” and collectively as the “Parties”. Any capitalized term used in this Agreement and not otherwise defined shall have the meaning set forth in the Change in Control Agreement (as defined below). For purposes of this Agreement, the term “Eastern” shall also include the Parent Company (as defined in the Change in Control Agreement) and each of its affiliates, subsidiaries, and each of their predecessors.

Recitals

WHEREAS, the Executive is as of the date hereof [insert title];

WHEREAS, Executive and Eastern entered into a Change in Control Agreement, effective as of     , 20   (the “Change in Control Agreement”);

WHEREAS, in connection with [describe change in control transaction and agreement] [(the “Transaction Agreement”) (the “Transaction”),] the Executive’s employment with Eastern will terminate as of [   ] (such date, the “Separation Date”); and

WHEREAS, the Executive and Eastern desire to enter into this Agreement to set forth the terms and conditions of the Executive’s employment termination.

NOW, THEREFORE, in consideration of the foregoing, the mutual agreements contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Agreement

1. Resignation; Return of Property.

1.1 Resignation. The Executive hereby resigns from Eastern (i) as an employee of Eastern, (ii) as [insert title], and (iii) in any and all other positions that the Executive may hold with any parent, subsidiary, affiliate, or related party of Eastern, in each case, effective as of the Separation Date.

1.2 Return of Property. The Executive represents that the Executive has returned, or will within ten (10) business days of the Separation Date return, to Eastern, as applicable, all property belonging to Eastern, including but not limited to any leased vehicle, laptop, cell phone, keys, access cards, phone cards and credit cards.

2. Separation Terms. If: (i) the Executive timely enters into this Agreement and a Release in substantially the form attached hereto as Exhibit AA (the “Release”) and the Executive does not revoke the Release, then in consideration of the Executive entering into this Agreement and the Release (and not revoking it) and agreeing to fully abide by their terms, and in full satisfaction of any and all obligations of Eastern to the Executive, except for those provisions of the Change in Control Agreement and any other agreements or plans that shall survive after the Separation Date, as described in Section 4.2 hereof, Eastern shall provide to the Executive the compensation set forth in Section 4 of the Change in Control Agreement, in accordance with its terms.

3. Restrictive Covenants.

3.1 Non-Competition.

3.1.1 For twelve (12) months after the Separation Date, the Executive shall not, directly or indirectly, become a director, trustee, officer, employee, principal, agent, consultant or independent contractor of a Competing Business (as defined below), subject to Section 3.1.3 hereof.

3.1.2 As used in this Agreement, the term “Competing Business” means any bank or other FDIC-insured depository institution, credit union, mortgage or finance company, or any other entity engaged in a business that offers one or more products or services that, as of the Separation Date, compete with one or more products or services then offered, or one or more proposed products or services then under active development, by Eastern (the “Competitive Products or Services”), provided that the Executive was actively involved at any time during the two years preceding the Transaction in the development, delivery, supervision or oversight of the Competitive Products or Services, including by providing senior administrative support or supervision (the “Designated Services”), if such entity’s executive headquarters or main office is located in any of the following counties (collectively, the “Designated Region”): the Massachusetts counties of Suffolk, Essex, Middlesex, Norfolk, Plymouth, Worcester, Bristol and Barnstable; the New Hampshire counties of Hillsborough, Merrimack, Rockingham and Stratford; and Providence County, Rhode Island.1 For avoidance of doubt, “Competing Business” shall not include any business that primarily engages in providing asset manager services or underwrites insurance products.

3.1.3 Nothing in this Agreement shall prohibit the Executive from (x) owning bonds, non-voting preferred stock or less than one percent (1%) of the outstanding common stock of any Competing Business (or the holding company thereof) if the common stock of such entity is publicly traded; (y) serving on the board of directors of or providing employment or consulting services to a business that is not a Competing Business; or (z) providing services to a business that is a Competing Business, whether as an employee or consultant, if (i) the Executive provides Designated Services from an office located outside of the Designated Region; (ii) the services provided by the Executive for the Competing Business do not relate primarily to the

[1]

NTD. Eastern may expand the Designated Region in this Agreement to include any metropolitan statistical area (MSA) from which the Parent Company’s depository subsidiaries, on a consolidated basis, obtain more than 20% of their total deposits as of the end of the fiscal quarter immediately preceding the Separation Date.

delivery of Competitive Products or Services in the Designated Region that would reasonably be expected to utilize the Executive’s knowledge of the market in the Designated Region, or of existing or prospective customers of Eastern, gained while the Executive provided Designated Services to Eastern; and (iii) the Executive is and remains in compliance with the provisions of Section 3.2 of this Agreement.

3.2 Non-Solicitation. For twenty-four (24) months after the Separation Date, the Executive shall not hire or attempt to hire any employee of Eastern, assist in such hiring by any other person or entity, encourage any such employee to terminate her relationship with Eastern, or call upon, solicit, divert, or attempt to solicit or divert from Eastern any of its customers of which Executive was aware, or should have been aware, during the term of Executive’s employment with Eastern.

3.3 Confidentiality. At all times after the Separation Agreement, the Executive may not disclose Confidential Information of Eastern, except for purposes consistent with the administration and performance of the Executive’s obligations hereunder, or as required by law, provided that written notice of any legally required disclosure shall be given to Eastern, to the extent legally permissible, as soon as reasonably practicable prior to any such disclosure and the Executive shall reasonably cooperate with Eastern to protect the confidentiality thereof pursuant to applicable law or regulation. For purposes of this Agreement, “Confidential Information” includes all confidential and proprietary information of Eastern, including without limitation, financial information, business plans, prospects, customer lists, and opportunities (such as lending relationships, financial product developments, or possible acquisition or dispositions of businesses or facilities) which have been discussed or considered by the management of Eastern or any of its affiliates, but does not include any information which has become part of the public domain by means other than Executive’s nonobservance of Executive’s obligations under this Agreement.

3.4 Reasonableness of Restrictions. Executive acknowledges and agrees that (i) the Executive’s services to Eastern are unique and extraordinary; (ii) the restrictive covenants in this Agreement are essential elements of this Agreement and are reasonable given Executive’s access to Eastern’s Confidential Information and the substantial knowledge and goodwill the Executive has acquired with respect to the business of Eastern as a result of her employment with Eastern, and the unique and extraordinary services provided by the Executive to Eastern; (iii) the restrictive covenants contained in this Agreement are reasonable in time, territory, and scope, and in all other respects; and (iv) enforcement of the restrictions contained herein and therein will not deprive the Executive of the ability to earn a reasonable living.

3.5 Judicial Modification. Should any part or provision of this Section 3 be held invalid, void, or unenforceable in any court of competent jurisdiction, such invalidity, voidness, or unenforceability shall not render invalid, void, or unenforceable any other part or provision of this Agreement. The Parties further agree that if any portion of this Section 3 is found to be invalid or unenforceable by a court of competent jurisdiction because its duration, territory, or other restrictions are deemed to be invalid or unreasonable in scope, the invalid or unreasonable terms shall be replaced by terms that are valid and enforceable and that come closest to expressing the intention of such invalid or unenforceable terms.

3.6 Enforcement. The Executive acknowledges and agrees that Eastern will suffer irreparable harm in the event that the Executive breaches any of the Executive’s obligations under this Section 3 and that monetary damages would be inadequate to compensate Eastern for such breach. Accordingly, the Executive agrees that, in the event of a breach by the Executive of any of the Executive’s obligations under this Section 3, Eastern will be entitled to obtain from any court of competent jurisdiction preliminary and permanent injunctive relief, and expedited discovery for the purpose of seeking relief, in order to prevent or to restrain any such breach. The Executive agrees to waive any requirement for the securing or posting of any bond in connection with such remedies.

4. General Provisions.

4.1 No Admission of Liability. No action taken by Eastern or the Executive hereto, either previously or in connection with this Agreement, shall be deemed or construed to be an acknowledgment or admission by any party of any fault or liability whatsoever to the other party or to any third party.

4.2 Integration. This Agreement, including all documents referenced herein, contains the complete, final, and exclusive agreement of the Parties relating to the terms and conditions of the Executive’s service and the termination of that service, and supersedes all prior and contemporaneous oral and written employment agreements or arrangements between the Parties; provided, however, that (a) Sections 4, 5, 6, 8, 10, 11, 12, and 14-25 of the Change in Control Agreement shall survive in accordance with the terms thereof after the Separation Date and are hereby incorporated by reference; and provided further that [       ]2 shall survive after the Separation Date.

[remainder of page left intentionally blank; signature page follows]

[2]	NTD. This section will be modified to reference any right that the Executive has under any other agreements or benefit plan that by its terms expressly survives the Separation.

IN WITNESS WHEREOF, Eastern and the Executive have executed this Agreement to be effective as of the date set forth above.

EASTERN BANKSHARES, INC.

By:
Name:
Title:

EASTERN BANK

By:
Name:
Title:

EXECUTIVE

By:
Name:

[Signature Page to Separation Agreement and Release]

EXHIBIT AA

RELEASE

Pursuant to Section 2 of the Separation and Release Agreement (the “Agreement”) by and between Eastern Bankshares, Inc., a Massachusetts corporation (“Eastern Bankshares”),         its wholly-owned subsidiary, Eastern Bank, a Massachusetts-chartered bank (the “Bank”), and (the “Executive”) as a condition to receiving the payment referenced in Section 2 of the Agreement (the “Payment”), the Executive has agreed to execute this Release in accordance with the terms and conditions below. Capitalized terms not defined herein shall have the meaning set forth in the Agreement.

In consideration of the receipt of the Payment, the Executive, on behalf of the Executive’s heirs, executors, administrators, successors and assigns, hereby fully, finally and forever releases and discharges Eastern, all parent, subsidiary, related and affiliated companies, as well as its and their successors and predecessors, assigns, officers, owners, directors, agents, representatives, attorneys, and employees (all of whom are referred to throughout this Release as the “Parties”), of and from all claims, demands, actions, causes of action, suits, damages, losses, and expenses, of any and every nature whatsoever, as a result of actions or omissions occurring through the execution date of this Release. Specifically included in this waiver and release are, among other things, any and all claims of alleged employment discrimination, either as a result of the separation of the Executive’s employment or otherwise, under the Age Discrimination in Employment Act, the Older Workers Benefit Protection Act, Title VII of the Civil Rights Act of 1964, the Family and Medical Leave Act, the Americans with Disabilities Act, the Employee Retirement Income Security Act, any other federal, state or local statute, rule, ordinance, or regulation, as well as any claims for alleged wrongful discharge, negligent or intentional infliction of emotional distress, breach of contract, fraud, defamation, or any other unlawful behavior, the existence of which is specifically denied by the Parties. The foregoing list is intended to be illustrative rather than inclusive. The Executive waives the rights and claims to the extent set forth above, and the Executive also agrees not to institute, or have instituted, a lawsuit against the Parties based on any such waived claims or rights.

Nothing in this Release, however, shall be construed to prohibit the Executive from filing a charge or participating in any investigation or proceeding conducted by the Equal Employment Opportunity Commission or comparable state or local agency. Notwithstanding the foregoing, the Executive waives her right to recover monetary or other damages as a result of any charge or lawsuit filed by the Executive or by anyone else on the Executive’s behalf, including a class or collective action, whether or not the Executive is named in such proceeding. Further, nothing in this Release is intended to waive the Executive’s entitlement to: (1) any payments or benefits described in Section 2 of the Agreement; (2) any payments, benefits or other rights provided for in the Change in Control Agreement, (3) any earned but unpaid compensation or benefits from Eastern or any of its affiliates; and (4) vested or accrued benefits under any tax-qualified or nonqualified employee benefit plan sponsored by Eastern or any of its affiliates, or shares or other equity awards (vested or unvested) under Eastern’s stock plans.3 Finally, this Release does not waive claims that the Executive could make, if available, for unemployment or workers’ compensation.

[3]	NTD. This Release will be modified to reference any right that the Executive has under any other agreements or benefit plan that by its terms expressly survives the Separation.

The Executive acknowledges and represents that, other than the consideration set forth in the Agreement and the payments and benefits provided for in the Change in Control Agreement, Eastern has paid or provided all salary, wages, bonuses, accrued vacation/paid time off, premiums, leaves, housing allowances, relocation costs, interest, severance, outplacement costs, fees, reimbursable expenses, commissions, stock, stock options, vesting, and any and all other benefits and compensation due to the Executive through the Separation Date.4 In addition, the Executive acknowledges and agrees that except as set forth in the Agreement or the Change in Control Agreement, her participation in all benefits and incidents of employment, including, but not limited to, the accrual of bonuses, vacation, and paid time off, will cease as of the Separation Date.

The Executive fully understands the meaning and intent of this Release, including but not limited to, its final and binding effect.

The Executive acknowledges that she has carefully read and reviewed this Release and has been advised to seek the advice of an attorney, or other counsel, and she has had an opportunity to consult with and receive counsel from an attorney concerning the terms of this Release.

The Executive understands and is satisfied with the terms and contents of this Release and knowingly and voluntarily has signed her name to the same as a free act and deed, and no promises or representations have been made to the Executive by any person to induce the Executive to sign this Release other than the express terms set forth herein, in the Agreement, and in the Change in Control Agreement. The Executive agrees that this Release shall be binding upon the Executive and her agents, attorneys, personal representatives, heirs, and assigns. The Executive acknowledges that the Executive has been given a period of at least 45 days from date of receipt within which to consider and sign this Release. To the extent the Executive has executed this Release less than 45 days after its delivery to the Executive, the Executive hereby acknowledges that the Executive’s decision to execute this Agreement prior to the expiration of such 45-day period was entirely voluntary.

The Executive acknowledges that she will be given seven (7) days from the date the Executive signs this Release to change her mind and revoke the Release. If the Executive does not revoke this Release within seven (7) days of the Executive’s signing, this Release will become final and binding on the day following such seven (7) day period.

The Executive acknowledges that the Release will not be effective, and no benefits shall be provided hereunder, until the seven (7) day revocation period described herein has expired.

[4]	NTD: This language to be revised to carve out any other final compensation owed to Executive that will not have been paid by the Separation Date.

Any notice to revoke this Release will be deemed properly given or made if personally delivered or, if mailed, when mailed by registered or certified mail, postage prepaid to Eastern at its principal business office, to the attention of the President and Chief Executive Officer.

By executing this Release, I acknowledge that I have had the opportunity to consult with an attorney of my choice; that I have carefully reviewed and considered this Release; that I understand the terms of the Release; and that I voluntarily agree to them.

Date	Executive Name

Exhibit 99.3

Eastern Bankshares, Inc. Announces Successful Merger With Cambridge Bancorp, And Names David Rosato New Chief Financial Officer

Eastern Bank Surpasses $25 Billion In Assets

BOSTON, MA, July 15, 2024 – Eastern Bankshares, Inc. (“Eastern”) (NASDAQ Global Select Market: EBC), the stock holding company for Eastern Bank, today announced the closing of its merger with Cambridge Bancorp (NASDAQ: CATC) (“Cambridge”), the parent company of Cambridge Trust Company (the “Merger”). The all-stock transaction was originally announced on September 19, 2023.

“We are excited to have successfully completed Eastern’s merger with Cambridge Trust and in doing so, to strategically solidify Eastern’s position as Greater Boston’s leading local bank and Cambridge Trust Wealth Management as the largest bank-owned independent investment advisor in Massachusetts,” said Bob Rivers, Executive Chair and Chair of the Board of Directors of Eastern Bankshares, Inc. and Eastern Bank. “Our focus remains on creating value through high quality banking and wealth products and solutions. We thank the extraordinary employees from both companies for helping to make this transaction possible, and extend a warm welcome to our new colleagues, customers and shareholders.”

The conversion of Cambridge Trust banking products and services to Eastern Bank’s systems occurred over the weekend of July 12, 2024. The conversion of Eastern Wealth Management customers to Cambridge Trust Wealth Management’s systems is expected to occur later this year.

Shortly before midnight on July 12, 2024, each share of Cambridge common stock was exchanged for 4.956 shares of Eastern common stock. Eastern has issued approximately 39.2 million shares of its common stock as part of the Merger consideration.

As previously announced and upon closing of the Merger, Denis Sheahan, Chairman, President and CEO of Cambridge, has become Chief Executive Officer of Eastern and Eastern Bank, and has joined Eastern’s Boards of Directors. Quincy Miller, in addition to his previous roles as President of Eastern and Vice Chair and President of Eastern Bank, has been promoted to Chief Operating Officer. Both Mr. Sheahan and Mr. Miller will report directly to Bob Rivers, who will remain Eastern’s principal executive officer.

J.P. Morgan Securities LLC served as financial advisor and Nutter McClennen & Fish LLP provided legal counsel to Eastern. BofA Securities, Inc. served as financial advisor and Hogan Lovells US LLP provided legal counsel to Cambridge.

David Rosato Named New Chief Financial Officer

Also today, Eastern announced that David Rosato, an accomplished banking executive who most recently served as Senior Executive Vice President and Chief Financial Officer of Berkshire Hills Bancorp and Berkshire Bank, has been named Chief Financial Officer of Eastern Bankshares, Inc. and Eastern Bank, succeeding James Fitzgerald who will continue in a senior advisory role.

“David Rosato is a highly experienced Chief Financial Officer in the banking sector with extensive experience driving profitable growth in commercial and retail banking, wealth management and specialty finance, and we are thrilled to welcome him to Eastern Bank,” said Eastern CEO Denis Sheahan.

Mr. Rosato brings over 35 years of experience within community and regional banks. Prior to his CFO role at Berkshire Bank, he spent over 15 years at People’s United Financial, Inc., including nine years as Senior Executive Vice President and Chief Financial Officer. During his tenure, People’s United grew total assets from $14 billion to $65 billion. He has extensive M&A experience, including the multi-billion dollar sale of People’s United to M&T Bank. Previously, he served as Senior Vice President & Treasurer at Webster Financial Corporation, and as a Senior Vice President, Asset/Liability Manager at M&T Bank Corporation. Rosato sits on the NASDAQ Exchange Board where he is a member of the Regulatory Oversight Committee, and he is a former board member of the Federal Home Loan Bank of Boston. He earned both a Bachelor of Science degree in Business and Economics and an MBA degree from the University of Maryland. He is a Chartered Financial Analyst.

“I’m honored to join Eastern Bank as its next Chief Financial Officer, and to receive the baton from Jim Fitzgerald,” said David Rosato, newly named Chief Financial Officer of Eastern Bank. “I’m especially excited to join at this time, as Eastern and Cambridge combine to expand their banking and wealth management capabilities as Greater Boston’s leading local bank.”

Mr. Rosato will join Eastern Bank on August 1, 2024, and report to Denis Sheahan.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933, as amended, and section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements regarding anticipated future events and can be identified by the fact that they do not relate strictly to historical or current facts. You can identify these statements from the use of words such as “believe,” “expect,” “anticipate,” “estimate,” “intend,” “future,” “will,” “look forward to,” “would,” “should,” “could,” or “may” or similar expressions. Forward-looking statements, by their nature, are subject to risks and uncertainties. Factors relating to the merger that could cause or contribute to actual results differing materially from expected results include, but are not limited to, the possibility that revenue or expense synergies or the other expected benefits of the transaction may not materialize for Eastern or the combined companies in the timeframe expected or at all, or may be more costly to achieve; that following completion of the transaction, Eastern’s business may not perform as expected due to transaction-related uncertainty or other factors; that Eastern is unable to successfully implement integration strategies; reputational risks and the reaction of customers to the transaction; the inability to implement onboarding plans and other consequences associated with mergers; diversion of management time on merger-related issues; changes in economic and financial market conditions; disruptions arising from transitions in management personnel; and delays or impediments to succession planning strategies.

These forward-looking statements are also subject to the risks and uncertainties applicable to Eastern’s business generally that are disclosed in its 2023 Annual Report on Form 10-K, as may be updated by Eastern’s Quarterly Reports on Form 10-Q. Eastern’s SEC filings are accessible on the SEC’s website at www.sec.gov and on its corporate website at investor.easternbank.com. These web addresses are included as inactive textual references only. Information on these websites is not part of this document. For any forward-looking statements made in this press release, Eastern claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Except as required by law, Eastern specifically disclaims any obligation to update any forward-looking statements as a result of developments occurring after the date of this press release, even if its estimates change, and you should not rely on those statements as representing Eastern’s views as of any date subsequent to the date hereof.

About Eastern Bankshares, Inc. and Eastern Bank

Eastern Bankshares, Inc. is the stock holding company for Eastern Bank. Founded in 1818, Boston-based Eastern Bank is Greater Boston’s leading local bank and the largest bank-owned independent investment advisor in Massachusetts with approximately 110 locations serving communities in eastern Massachusetts, southern and coastal New Hampshire, Rhode Island and Connecticut. Eastern provides a full range of banking and wealth management solutions for consumers and businesses of all sizes including through its Cambridge Trust Wealth Management and Private Banking divisions, and takes pride in its outspoken advocacy and community support that includes more than $240 million in charitable giving since 1994. An inclusive company, Eastern is comprised of deeply committed professionals who value relationships with their customers, colleagues and communities. For investor information, visit investor.easternbank.com.

Media contact:

Andrea Goodman

Eastern Bank

a.goodman@easternbank.com

781-598-7847

Investor contact:

Jill Belliveau

Eastern Bankshares, Inc.

InvestorRelations@easternbank.com

781-598-7920

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